Exhibit (h)(1)(i)

State Street Navigator Securities Lending Trust

One Iron Street

Boston, MA 02110

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

November 1, 2019

Ladies and Gentlemen:

Reference is made to the Transfer Agency and Service Agreement between State Street Navigator Securities Lending Trust (the “Trust”) and State Street Bank and Trust Company (“State Street”) dated March 4, 1996, as amended (the “Agreement”). Pursuant to the Agreement, State Street serves as the Transfer Agent for the Trust.

Please be advised that the undersigned Trust has established additional series of the Trust (the “New Portfolios”):

•	State Street Navigator Securities Lending Portfolio II

We request that you act as the Transfer Agent under the Agreement with respect to the New Portfolios in accordance with the existing fee schedule to the Agreement.

Additionally, please be advised that the Trust is providing notice in accordance with the Agreement, that State Street Navigator Securities Lending Portfolio II acquired substantially all of the assets and assumed the liabilities of State Street Navigator Securities Lending Portfolio III on November 1, 2019. Please remove State Street Navigator Securities Lending Portfolio III from the Agreement.

Please let me know if you have any questions.

Remainder of the page left blank intentionally

Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

Very Truly Yours,

Accepted:
State Street Navigator Securities Lending Trust		State Street Bank and Trust Company

By:	/s/ Ellen M. Needham	By:	/s/ James Hill
Name:	Ellen M. Needham, Duly Authorized	Name:	James Hill, Duly Authorized
Title:	President	Title:	Managing Director